Exhibit 99.6

PRUDENTIAL PLC – PROPOSED CHANGES TO THE ARTICLES OF ASSOCIATION

Changes to the articles proposed are as follows:

Current article		Proposed article

Article number		Article number

2	recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;	2	recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4D) of the Act;

4(D)(ii)(b)	there shall be paid on each Preference Share so redeemed, in the currency in which such Preference Share is denominated (the “Relevant Currency”), the aggregate of the nominal amount thereof together with any premium paid on issue (such aggregate being the "Subscription Amount") together with the Relevant Redemption Premium (as defined below) and if so determined by the board prior to the Allotment Date, arrears (if any) of dividends thereon (whether earned or declared or not) in respect of the period from the dividend payment date last preceding the Redemption Date to the Redemption Date; "Relevant Redemption Premium" means an amount calculated in accordance with that one of the following paragraphs as may be determined by the board prior to the Allotment Date:	4(D)(ii)(b)	there shall be paid on each Preference Share so redeemed, in the currency in which such Preference Share is denominated (the “Relevant Currency”), the aggregate of the nominal amount thereof together with any premium paid on issue (such aggregate being the "Subscription Amount") and if so determined by the board prior to the Allotment Date a Relevant Redemption Premium (as defined below) (if any) and if so determined by the board prior to the Allotment Date, arrears (if any) of dividends thereon (whether earned or declared or not) in respect of the period from the dividend payment date last preceding the Redemption Date to the Redemption Date; "Relevant Redemption Premium" means an amount calculated in accordance with that one of the following paragraphs as may be determined by the board prior to the Allotment Date:

13	The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 12 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:		The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 12 and/or to sell relevant shares where such sale is to be treated as an allotment of equity securities by virtue of section 94(3A) of the Act (a “deemed allotment”) as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

	(a) the allotment of equity securities in connection with a pre-emptive issue; and		(a) the allotment of equity securities in connection with a pre-emptive issue; and

	(b) the allotment (otherwise than pursuant to Article 13(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.		(b) the allotment (otherwise than pursuant to Article 13(a)) or deemed allotment of equity securities up to an aggregate nominal amount equal to the section 89 amount.

15	pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities and, if in accordance with their rights the board so determines, holders of other equity securities of any class (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable	15	pre-emptive issue means an offer of equity securities to ordinary shareholders (excluding any shareholder holding shares as treasury shares) or an invitation to ordinary shareholders (excluding any shareholder holding shares as treasury shares) to apply to subscribe for equity securities and, if in accordance with their rights the board so determines, holders of other equity securities of any class (excluding any shareholder holding shares as treasury shares) (whether by way of to the interests of ordinary shareholders or holders of other equity securities, if applicable are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange;

rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders (excluding any shareholder holding shares as treasury shares) or holders of other equity securities (excluding any shareholder holding shares as treasury shares), if applicable are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange;

20.(a)	with the consent of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or	20.(a)	with the consent of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

n/a		47A	For all purposes these Articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

n/a		64.(e)	the declaration of a final dividend; and

n/a		64.(f)	the approval of directors’ remuneration reports.

101	Article deleted	n/a

105	A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence before 5.00 p.m. on the day preceding the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 99(a) or contained in an electronic communication received at the address	104	A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence not later than the last time at which an appointment of proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 99(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 99(b) regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication

	(if any) specified by or on behalf of the Company in accordance with Article 99(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing		which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

106.(b)	where the default shares represent at least 1/4 of one per cent. in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the default shares:	105.(b)	where the default shares represent at least 1/4 of one per cent. in nominal value of the issued shares of their class (calculated exclusive of any shares of that class held as treasury shares), the direction notice may additionally direct that in respect of the default shares:

114	Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.	113	Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting. In addition, a director who would not otherwise be required to retire shall retire if he has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting and if re-elected shall retire each year.

147.(d)	a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);	146.(d)	a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) (calculated exclusive of any shares of that class in that body corporate held as treasury shares) or of the voting rights available to members of the relevant body corporate (calculated exclusive of any shares of that class in that body corporate held as treasury shares) (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

165.(c)(i)	borrowings in connection with the investment assets of the Insurance Funds;	164.(c)(i)	borrowings incurred in connection with the investment assets held in respect of Insurance Funds;

n/a		164.(c)(viii)	any indebtedness for borrowed money incurred in respect of which the person to whom such indebtedness is owed has no recourse whatsoever to the issuer or any member of the Group, other than recourse for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) directly or indirectly attributable to specified assets or contracts (or a specified class of asset or contract) or the profits or regulatory surplus emerging from specified assets or contracts (or a specified class thereof);

165	Insurance Funds means the technical provisions and any fund for future appropriations maintained by the Group in respect of its long term insurance business;	164	Insurance Funds means the technical provisions maintained by the Group in respect of insurance and investment contracts and any unallocated surplus in respect of the Group’s long term insurance business;

n/a		164.(m)	excluding the effect on the reserves of the Company of any retirement benefits scheme surplus or deficit which would otherwise be reflected in accordance with any applicable accounting standard; and

181	The directors may in their absolute discretion offer to members the right to elect to receive additional shares credited as fully paid (Extra Shares) instead of cash in respect of any dividend or any part of any dividend announced and payable in accordance with Articles 178 and 178A subject to the provisions set out below:	180	The directors may in their absolute discretion offer to members (excluding any member holding shares as treasury shares) the right to elect to receive additional shares credited as fully paid (Extra Shares) instead of cash in respect of any dividend or any part of any dividend announced and payable in accordance with Articles 177 and 177A subject to the provisions set out below:

190.(c)	apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;	189.(c)	apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid and where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly;

217.(a)	divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the	216.(a)	divide among the members (excluding any member holding shares as treasury shares) in specie the whole or any part of the assets of the Company and may, for that purpose, value any

division shall be carried out as between the members or different classes of members;	assets and determine how the division shall be carried out as between the members or different classes of members;

Other changes which occur are incidental to a change in numbering of some articles, due to the deletion of Article 101.